Exhibit 12

Genworth Financial, Inc.

Statement Of Ratio Of Income To Fixed Charges

(Dollar amounts in millions)

	Nine months ended September 30,	Years ended December 31,
	2006	2005	2004	2003	2002	2001
Income from continuing operations before income taxes and accounting changes	$1,398	$1,798	$1,638	$1,382	$1,791	$1,821
Fixed charges included in income from continuing operations:
Interest expense	258	293	217	140	124	126
Interest portion of rental expense	11	13	14	23	25	23

Subtotal	269	306	231	163	149	149
Interest credited to investment contractholders	1,134	1,425	1,432	1,624	1,645	1,620

Subtotal	1,403	1,731	1,663	1,787	1,794	1,769
Fixed charges included in income from discontinued operations:
Interest expense	—	—	—	12	16	15
Interest portion of rental expense	—	—	—	8	12	12

Subtotal	—	—	—	20	28	27
Interest credited to investment contractholders	—	—	—	68	79	51
Total fixed charges from discontinued operations	—	—	—	88	107	78

Total fixed charges	1,403	1,731	1,663	1,875	1,901	1,847

Income available for fixed charges (including interest credited to investment contractholders)	$2,801	$3,529	$3,301	$3,257	$3,692	$3,668

Income available for fixed charges (excluding interest credited to investment contractholders)	$1,667	$2,104	$1,869	$1,565	$1,968	$1,997

Ratio of income to fixed charges (including interest credited to investment contractholders)	2.00	2.04	1.98	1.74	1.94	1.99
Ratio of income to fixed charges (excluding interest credited to investment contractholders)	6.20	6.88	8.09	8.55	11.12	11.35